

Award Winning Techology

eNURSE...with medIQ









ITRACHEALTH

eNURSE, the smart personal health assistant for at risk patients living at home

itrachealth.com Miami, FL 𝕏 in f ⬤ | Robotics | Healthcare | AI | Health & Fitness |

Highlights

1 eNURSE can revolutionize chronic care at home assisting patients, caregivers & medical professionals

2 A fully integrated product platform ready to initiate FDA clearance process and commercialization

3 Founders- serial entrepreneurs that increased the market cap of prior venture from $35MM to $400MM

4 A team with a track record of successful commercial execution in the medical devices business.

5 A B2B2C product launch plan - initial target: group practices. Established Medicare reimbursements

6 Subscription based model with multiple revenue streams & gross margins over 70% (not guaranteed)

7 Founders and friends have invested their own money to fund the company thus far.

8 Patented technology - eNURSE Plus has several US and International patents issued.

Our Team



Cesar Garcia CEO & Founder

With breakthrough technology and excellent execution turned around IRIS Int'l: from near-bankruptcy to global leader in diagnostics urinalysis. Grew revenue to $130MM from $26MM . Market cap.+12X. Sold sold this public company for $400MM, 77% premium.

Based on our personal experience assisting my mother-in-law remotely, my wife and I realized that there are four major problems that have not been effectively addressed by today's technological solutions to make a major impact in patient outcomes, cost and patient satisfaction: 1. the lack of technology-based, highly integrated solutions to assist self-managed patients living at home with their complex chronic care protocols. 2. The need for a single-point solution that can concurrently support the three principal actors in chronic care management at home: patient, physician and caregiver. 3. Medication management requires much more than pill dispensing because at-risk and frail patients frequently require medication changes or a variable medication regimen. Medication management is the biggest challenge at home, but all home healthcare protocols are important. The eNURSE Smart Medication Modules resolves this, 4. Physicians are extremely busy and need reliable, real time contextual information (not raw data) to personalize care and coordinate chronic care services.



Tom Warekois VP Commercial Operations

I've focused my career building commercial teams delivering marketing, sales, and support for new concept products, globally . As President Iris Diagnostics, managed division's revenues from $50MM to $120MM supporting company sale to Danaher for ~$400MM.



Cesar Garcia CEO & Founder

eNURSE enables chronic care at home and everywhere:



eNURSE The One Stop Solution for Chronic Care - Everywhe...

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LATER
LATER
LATER
93 % Medication Adherence


itracHEALTH
Happier & Healthier at Home
The USA spends 18% of GDP or $4.5 trillion a year in healthcare, but still ...
17 million American seniors require care from five or more doctors.
"Each year, in the USA alone, 7,000 to 9,000 people die as a result of a medication error. The total cost of looking after patients with medication-associated errors exceeds $40 billion each year."*
• https://www.ncbi.nlm.nih.gov/books/NBK519065/
A comprehensive & smart solution is needed to address the complexity of home-health protocols.

Welcome to itracHEALTH. We are pleased to introduce the eNURSE Personal Health Assistant- the One Stop Solution for Chronic Care at Home...and away from home.

The home has become an extension of the hospital, but little has been done to assist patients with the increasing complexity of their home healthcare regimen. itracHEALTH plans to capitalize on these emerging opportunities. In addition, the healthcare market trends, and consumer preferences are in our favor.

The Home Health Care Problem

30% of older Americans must adhere to complex health protocols with minimal professional support at their homes. *

- Receive care from at least 5 doctors and 3 pharmacies
- Manage >8 different prescribed medications,
- Take >12 prescribed doses per day,
- Receive 45 prescription refills annually,

- 53% of those not taking medications as prescribed do not tell their healthcare provider,
- Attend at least 12 in-person, scheduled medical & labs visits per year,
- Require 3 daily vital signs checkups,
- 1:7 suffer from depression!



Help is on the Way!

* Sources: US News and World Report Nov 2, 2021, KFF Data Note Aug 9, 2021



Market research indicates that effective chronic care management at home requires much more than dispensing pills or checking vital signs, only. It requires addressing the aggregate effect of most home healthcare protocols, social determinants of health and other indicators of patient health status, because they significantly affect the patient's ability to comply with their daily health regimen.

eNURSE with medIQ

Managing the aggregate challenges of complex healthcare protocols at home.



Patient
eNURSE emulates a nurse assisting patients with automated medication management, remote patient monitoring, and performing assessments about their physiological status, psychological condition and quality of life indicators. eNURSE automatically gathers and communicates all patient-generated healthcare information on a real-time basis.

Frail (16%)
At-Risk (34%)
Robust (50%)
2022 US Seniors (56 MM)

eNURSE

Physician
eNURSE provides real-time, trended home health information, enhances patient-physician communication and collects time spent so physicians can bill for their remote chronic care efforts.

Caregiver
eNURSE reduces caregiver fatigue and creates a virtual care loop connecting the care continuum.

Chronic care management at home is complex and burdensome, and

affects three principals users: patients, their medical professionals and caregivers. Our "electronic nurse" with its medIQ medication management module assists patients, caregivers and medical professionals addressing the aggregate effect of many home healthcare challenges and enabling proactive and personalized care. Busy physicians value home health information-not raw data.



Scalable, Holistic Solution for Home Health
Anchored on Medication Mnagement
Remote Patient Monitoring
Emergency Response
Two Medication Management Solutions
itracHEALTH Gateway
Continuum Care Apps
eNURSE
eNURSE PLUS
Telehealth
Advanced Scheduling Tools
Comprehensive Assessments & Home Health Records*
Primary Care Report enables...
- Data-driven telehealth interventions
- Reimbursable RPM/ RCC Strategies
- Interface to provider's EMR
Socialization
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©2023 Proprietary and Confidential. All Rights Reserved.
itracHEALTH

The eNURSE emulates a real nurse at home and away from home, 24x7. It's a One Stop Solution for Chronic Care at Home. Automation and real-time patient generated home health information add new dimensions to home healthcare providing reliable daily health data instead of the traditional spot check at a doctor's office.



A Seamless & Cybersecure Integrated Solution
Wireless Patient Monitors & Sensors
eNURSE
Prescription Ai
Analytics & Ai
itracHEALTH Gateway
HIPAA
Patient Portal



eNURSE
PLUS
itracHEALTH INSITE
Primary Care Portal
eSSIST
Caregiver Assistive
App
Design to synergistically support the main actors: Patient - Caregiver - Medical Professional

eNURSE AI capabilities make most technical complexities invisible to the users. We use proprietary and cybersecure communication protocols to achieve high reliability, ease of use and privacy.



First
Release
24 x 7, portable ELECTRONIC NURSE with the medIQ medication management module designed to support at-risk patients with their complex in home health protocols.
eNURSE...with medIQ
Award Winning Technology
INTERNATIONAL DESIGN
EXCELLENCE AWARDS
2023 Finalist
ARDUINO
WEEK 2022
Featured Implementation







itracHEALTH's commitment to innovation and excellence has earned international recognition, with eNURSE being selected as Featured Finalist in the prestigious 2023 International Design Excellence Award, health and medical category. In 2022, the eNURSE medIQ was highlighted for excellence in technology implementation at the Arduino Week Product Showcase.

One Comprehensive Product - Two Medication Management Options:



	eNURSE	eNURSE+
Chronic Care Functionality	At-Risk Patients	Frail Patients
Automated Medication Management	◕	●
Remote Dose Changes	●	●
Flexibility of Standard Pill vials	●	●
Overdose Protection	◔	●
High Medication Capacity	30 days/12 meds	90 days/12 meds
Drug to Drug Interaction Verifications	●	●
Side Effect Assessments	●	●
Pill Load Verification	●	●
Mood Assessments	●	●



eNURSE, with medIQ smart medication management module.

Pain Mapping	●	●
Isolation Reduction	◐	◐
Computer Guided, Wireless Vital Signs	●	●
One-Button Telehealth	●	●
Appointment & Transportation Scheduling	●	●
INSITE Primary Care Portal	●	●
Intervention Alarm Triggers	●	●
In-Home Patient Status Report	●	●
eSSIST Caregiver Smart App	●	●
HIPPA Complaint	●	●
Cybersecure	●	●
Transportable	●	◔
FDA Cleared	●	●

Medication management is the biggest challenge for at-risk or frail patients living at home that need to comply with complex and frequently changing medication instructions for use. Each year, medication errors in the USA cause 7,000 to 9,000 death and cost in excess of $40 billion.

To address this critical need, our systems are anchored in medication management. itracHEALTH also provides comprehensive functionality to support most healthcare protocols of at-risk and frail patients living at home.

Both products provide the same holistic functionality, but the eNURSE PLUS provides the higher level of automation, safety and security needed by frail patients.

Competitive Landscape

Lacking Comprehensive Multi-Function Platform Capabilities with Seamless Workflow Integration

Chronic Care Functionality	eNURSE PLUS	eNURSE	ATHELAS	LIVI	HERO	MEDA CUBE	VIVIFY	AmWELL	RESIDIO	CARE INNOV.	MEDEK
Automated Medication Management	●	◕	◔	◔	◔	◑					
Remote Dose Changes / Execution	●	●	◑			◔					
Flexibility of Standard Pill Vials	●	◕	◔	◑	◕	●					
Pain & Side Effects Management	●	●									
Isolation Reduction	●	◑									
Computer-guided, Wireless Vital Signs Testing	●	●	◑				◑	◑	◑	◑	◑
One-button Telehealth	●	●					◕	◑	◕	◕	◕
Cybersecured	●	◕	◑	◑	◔	◕	●	◑	◕	◕	◑
Comprehensive Communications	●	●	◑	◔	◔	◑	◕	◑	◔	◔	◔
In-Home Patient Status Report	●	●	◑	◔	◔		◑	◑	◔	◔	◑
Primary Care Web Portal	●	●	◑				◕	◑	◕	◕	◕
Intervention Alarm Triggers (Ai)	●	●					◕	◔	◔	◔	◔
FDA Cleared	○	○									

Multi-Function Hub	Automated Pill Dispenser	RPM Consolidator

To our knowledge, there is no system in the market or in development

with the comprehensive capabilities and ease of use of our eNURSE platform. There are many remote patient monitoring (RPM) integrators, but remote patient monitoring-only solutions often fail in providing accurate patient assessments due to lack of medication management, adherence records and other details related to the patient's medication history. Patient sustained-adherence to RPM is moderate because many patients perceive there is no immediate personal benefit.



itracHEALTH B2B2C Channel Strategy
Subscription Sales through Four Institutional Channels
ItracHEALTH B2B2C Sales Team
Home Care Agency
Agency Ownership (efficacy / accuracy)
DTC Agency Lead
IDN / IHN PARTNER
INSURER
PCP Group Practice
Primary Care Physician
IDN Directed (Cost avoidance)
Medicare Advantage (Cost Avoidance)
Medicare Direct (RPM / RCC Reimbursement)
Caregiver
Patient
Responsible Party
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©2023 Proprietary and Confidential. All Rights Reserved.
itracHEALTH

Our product addresses the needs of many market segments and geographies, some of which are not included in our financial projections. These additional market opportunities could result in incremental revenue and profits, beyond our initial market projections. Partnerships will be pursued to benefit from distribution synergies and access.



Initial Market: Remote primary care through institutional partners.
B2B2C Subscription Based Model
Medicare Direct Reimbursement (FFS)
Insurance Sponsor Reimbursement (Value Care Program)
Incremental Revenue to Physician
Primary Care Group Practice (PCGP)
Incremental Revenue to Physician


itracHEALTH
Equipment & Services
Remote Care Programs (RPM or RTM)
Medicare or Insurance Reimbursement to itH: $62 pppm
Average RPM / RTM Billable by PCGP: $164 pppm
Rationale: Improved outcomes, avoid costs related to preventable ER visits and hospitalizations.

A recurring revenue model with multiple revenue streams – The above chart presents the flow of payments related to an RPM (remote patient monitoring) implementation in the primary care group practice market. It's our objective to make bulk sales to our B2B2C partners rather than selling directly to consumers.

Forward-looking projections are not guaranteed.


itracHEALTH enables profitable MEDICARE Remote Care Initiatives
Primary Care Group Practices Hybrid Model (remote + in-person)
RPM / RTC / RCC Reimbursent of $100 - $200 per month per patient (pppm)
19% of PCP Group practices focused on seniors: Florida 2289, California: 2265, New York 1761
Physician places eNURSE in homes of qualified RPM / RCC patients
eNURSE
- Increased HEDIS Scores
- Differentiated Services
- Improved Patient QoL
EX: CPT Codes 99453 ($19), 99454($62), 99457($52), 99458 ($42), 99447($36), 99448($54), 99449($73)
Annual Incremental Profit of ~$40K per physician (RPM Only)
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©2023 Proprietary and Confidential. All Rights Reserved.
itracHEALTH

The deployment of eNURSE should increase the physician's office operational efficiencies, profits and reputation. A successful implementation of an RPM strategy is projected to produce $40K of incremental profit per physician.

Forward-looking projections are not guaranteed.



Forward-looking projections are not guaranteed. Contingent on timely funding.



A staged launch plan in line with funding, profitability targets and scalability considerations. The business model is scalable to other market segments and geographies with incremental funding. International sales are not included.

Forward-looking projections are not guaranteed.

itracHEALTH Founding Team
Cesar Garcia, CEO Founder
Former Chairman & CEO IRIS Intl. Senior executive positions at Bayer, Mindray & Cytometrics. Expertise in general management, product development and operations.
Tom Warekois, Commercial Ops
Former President Iris Diagnostics. Executive level positions with Siemens & Bayer. Tom has launched many first-in-class products globally.
Philip Alei, PhD, Fellow Mechanical Engineer
PhD UC Berkeley, MSME MIT Expertise in mechatronics, material science & rapid prototyping.
Eric Chapoulaud, Lead Systems Engineering
BSCS & Applied Math, ENSIMAG, FR Expertise in image analysis, neural networks, software & systems engineering.
Manuel Destouesse, Lead Software Engineering
MS Software Engineering Universite de Compiegne, FR. 20+ years developing health information systems, mobile apps and middleware.
Roger Salgado, Mechanical Engineering
BSME FIU. Expertise in mechanisms, product packing, rapid prototyping, systems integration and testing.
Ke Xu, PhD, Robotics
PhD & MSME USC. Expertise in robotics, rapid prototyping and control systems.
Roberto DeJesus, Lead UI/ UX Design
BFA/ MS Design Management, Savannah College of Arts and Design. Expertise in industrial design, graphic design & art direction.
Alan Marcinak, Electrical Engineer
BSEE. California Polytechnic University 30+ years expereience in printed circuit borad design & electronics manufacturing.
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©2023 Proprietary and Confidential. All Rights Reserved.
itracHEALTH





















A management team with a track record of successful healthcare product launches, excellent commercial execution and vast regulatory experience dealing with FDA, ISO/ CE and other regulatory agencies. The commercial team has a deep understanding of "solutions selling" to healthcare institutions.

itracHEALTH Advisory Board
Prof. Elizabeth Zelinski, PhD
Polusky Chair in Education and Aging, Professor of Gerontology and Psychology at the USC Davis School of Gerontology - Director USC Center for Digital Aging. Psychologist specialized in gerontechnology, neuroscience and cognition. Focused research in cognition, memory and language comprehension in older adults.
Andrea Gallagher, CSA
President of Senior Concerns, a non-profit organization dedicated to serving frail and special-need seniors. Certified Senior Advisor. Expertise on senior care and home-based services, assistance to healthcare professionals and families through programs aimed to keep seniors active and in their homes for as long as possible.
Dr. Amiel Levin, MD
Fellow in Geriatric Medicine with over 20 years of experience, affiliated with Mount Sinai Medical Center, Miami FL. Certifications in Geriatric Medicine and Internal Medicine -Boston Univ. / Rush Univ./ Cornell School of Medicine. Dr. Levin's is interested in tele-medicine and mobile health solutions as a way to improve the healthcare delivery system. He has also studied the effects of bio-psychological and spiritual influences in chronic illness.
Dr. Larry Shusterman, DO
Internist, geriatrician, pharmacist and inventor with over 30 years practicing medicine in the Greater Philadelphia area. Des Moines University College of Osteopathic Medicine and Health Sciences and BS Pharmacy Temple Univ. Over 20 years of experience in clinical research studying the central nervous system and cognitive impairment. Expert in med management, assisted living and home healthcare services.
itracHEALTH









Our advisory board is composed by a seasoned team of gerontologists, senior care experts and practicing geriatricians supplemented by a team of pharmacists, psychologists and user-experience experts with decades of experience in chronic care at home.

SAFE Term & Use of Proceeds



Target Raise: $1.2 Million Bridge Financing

- 20% Discount & $15 MM Valuation Cap

- ~$5 MM invested developing all the required applications and integrations,

- Product essentially complete, entering FDA 510(k) application and clearance stage,

- $1.1 MM net proceeds to be used as bridge financing through FDA clearance and early commercialization stage, pre-Series A round.

- Note:
  - 10% Fundraising cost includes 7.5% WeFunder Fee.



itracHEALTH
Happier & Healthier at Home

Use of Proceeds. eNURSE is essentially complete. Proceeds from this fundraiser will be used for FDA clearance and initial commercial activities, to be followed by a Series A offering in 2024.

Forward-looking projections are not guaranteed. Contingent on funding.



3 Regional Hubs Only

2024
FLORIDA ONLY
(1.4 MM TAM)



Financial Projections - eNURSE Only





ADD NEW YORK & CALIFORNIA (4.2MM TAM)
10%
2024
2025
2026
2027
2028
2029
Revenue
EBIT
Gross Margin
17
©2023 Proprietary and Confidential. All Rights Reserved.
itracHEALTH

The above chart incorporates a three-state hubs launch plan benefiting from the compounding effect of the subscription revenue, net of churn rates. The average lifecycle per subscription is three (3) years. Please note the increased EBIT generation as recurrent subscription revenue grows to ~67% and ~78% of revenue by years 3 and 5, respectively.



Happier and Healthier at Home!
Thank You.

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